Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
	MARCH 31, 2009	
Earnings from continuing operations	$ 15,018	$ 101,242
Income taxes	3,800	24,798
Earnings from continuing operations before income taxes	$ 18,818	$ 126,040
Fixed charges:		
Interest, long-term debt	$ 16,944	$ 50,459
Interest, other (including interest on short-term debt)	3,864	23,581
Amortization of debt expense, premium, net	541	2,026
Portion of rentals representative of an interest factor	121	524
Total fixed charges	$ 21,470	$ 76,590
Earnings from continuing operations before income taxes	$ 18,818	$ 126,040
Plus: total fixed charges from above	21,470	76,590
Earnings from continuing operations before income taxes and fixed charges	$ 40,288	$ 202,630
Ratio of earnings to fixed charges	1.88 ×	2.65 ×